

Mail Stop 7010

June 20, 2007

Via U.S. Mail and Fax (713) 895-5420
Mr. Jeffrey E. Smith
Chief Financial Officer
BJ Services Company
4601 Westway Park Boulevard
Houston, TX 77041

> **Re: BJ Services Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 7, 2006**
> **File No. 1-10570**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant